UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Fourth Quarter 2022

Operating and Financial Results

Mexico City, Mexico, February 16, 2023— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the fourth quarter 2022 (4Q22).

Full year 2022 Summary

■	Passenger traffic reached 23.2 million during 2022, surpassing by 0.2% prepandemic levels of 2019; and increased 28.8%, compared to 2021.

■	In 2022, Adjusted EBITDA was Ps.7,088 million surpassing Adjusted EBTIDA of 2019 and 2021 by 27.4% and 38.7%, respectively. In 2022, the Adjusted EBITDA margin was of 76.3%.

■	The capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments in 2022 reached Ps.3,277 million.

■	During the year, OMA distributed dividends for Ps.6,616 million; the leverage level measured by Net Debt/Adjusted EBITDA was of 1.0x as of December 31, 2022.

4Q22 Summary

■	Passenger traffic increased 20.7% during 4Q22, as compared to 4Q21, reaching 6.5 million passengers, and increased 8.7% as compared to 4Q19. The airports with the highest traffic growth compared to 4Q21 were Monterrey, Ciudad Juárez, Culiacán, Chihuahua and Mazatlán.

■	Adjusted EBITDA increased 27.5% to Ps.1,939 million, which compares to Ps.1,521 million in 4Q21, and was 38.2% higher than 4Q19.

■	Adjusted EBITDA margin reached 75.8%, compared to 74.9% in 4Q21 and 73.2% in 4Q19.

■	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.1,244 million in the quarter.

Chief Financial Officer Ruffo Pérez Pliego del Castillo +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Luis Emmanuel Camacho Thierry +52 (81) 8625 4308 ecamacho@oma.aero

www.oma.aero

(Thousand Passengers and Million Pesos)	4Q19	4Q21	4Q22	%Var vs4Q19	%Var vs 4Q21	2019	2021	2022	%Var vs 2019	%Var vs 2021
Passenger Traffic	5,952	5,359	6,469	8.7	20.7	23,168	18,025	23,221	0.2	28.8
Aeronautical Revenues	1,442	1,552	1,956	35.6	26.0	5,753	5,278	7,056	22.6	33.7
Non-Aeronautical Revenues	473	479	604	27.6	26.0	1,820	1,653	2,230	22.5	34.9
Aeronautical + Non-Aeronautical Revenues	1,915	2,031	2,559	33.6	26.0	7,572	6,931	9,285	22.6	34.0
Construction Revenues	348	648	1,106	218.1	70.6	955	1,789	2,649	177.5	48.1
Total Revenues	2,263	2,680	3,666	62.0	36.8	8,527	8,720	11,935	40.0	36.9
Adjusted EBITDA	1,402	1,521	1,939	38.2	27.5	5,563	5,110	7,088	27.4	38.7
Adjusted EBITDA Margin (%)	73.2%	74.9%	75.8%			73.5%	73.7%	76.3%
Income from Operations	1,165	1,275	1,749	50.2	37.1	4,855	4,110	6,064	24.9	47.5
Operating Margin (%)	51.5%	47.6%	47.7%			56.9%	47.1%	50.8%
Consolidated Net Income	761	1,016	1,135	49.1	11.8	3,227	2,864	3,917	21.4	36.8
Net Income of Controlling Interest	758	1,013	1,130	49.1	11.5	3,220	2,857	3,901	21.2	36.5
EPS (Ps.)	1.94	2.62	2.93	51.1	11.5	8.20	7.35	10.10	23.2	37.4
EPADS (US$)	0.82	1.03	1.20	46.5	17.2	3.48	2.87	4.15	19.4	44.4
MDP and Strategic Investments	491	752	1,244	153.4	65.4	1,357	2,117	3,277	141.5	54.8

OMA will hold its 4Q22 earnings conference call on February 17, 2023 at 08:00 a.m. Eastern time, 07:00 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13735525. The conference call will also be available by webcast at http://ir.oma.aero/en/calendario-de-eventos.

4Q22 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 19.1% compared to 4Q21 and increased 5.3%, compared to 4Q19.

During the quarter, 10 new routes, started operations, of which 8 were international and 2 domestic.

Airline	Opened
	# Routes	Origin	Destination	Type
		Domestic Routes
Aeroméxico	2	Monterrey Monterrey	Guanajuato Querétaro	Regular Regular
		International Routes
Aeroméxico	2	Monterrey Monterrey	Los Angeles Detroit	Regular Regular
Spirit Airlines	2	Monterrey Monterrey	Houston Austin	Regular Regular
American Airlines	1	Monterrey	New York	Regular
Sunwing	3	Mazatlán Mazatlán Mazatlán	Winnipeg Montreal Kelowna	Seasonal Seasonal Seasonal

Total passenger traffic reached 6.5 million passengers, an increase of 20.7% as compared to 4Q21 and an increase of 8.7% versus 4Q19. During the quarter, of total traffic, 87.5% was domestic and 12.5% was international.

Domestic passenger traffic increased 20.9%, compared to 4Q21, while international traffic increased 19.7%. Compared to 4Q19, domestic passenger traffic and international passenger traffic increased 7.8% and 15.0%, respectively.

The airports with the largest passenger traffic growth in volume terms as compared to 4Q21, were:

■	Monterrey (+26.5%), on its Mexico City, Felipe Angeles (AIFA), Cancún, Toluca, Tijuana and Guadalajara routes.

■	Ciudad Juárez (+23.0%), on its Cancún, Guadalajara, Mexico City and Monterrey routes.

■	Culiacán (+17.8%), on its Tijuana, San José del Cabo, Mexicali, Guadalajara, Cancún and Monterrey routes.

■	Chihuahua (+19.7%), on its Guadalajara, Cancún, Monterrey and Tijuana routes.

■	Mazatlán (+15.3%), on its Tijuana, Dallas, Mexico City and Phoenix routes.

The airports with the largest passenger traffic recovery in volume terms as compared to 4Q19, were:

■	Monterrey (+10.6%), on its Cancún, Felipe Angeles (AIFA), Dallas, Guadalajara and Tijuana routes.

■	Ciudad Juárez (+36.4%), on its Mexico City, Cancún, Guadalajara and Monterrey routes.

■	Mazatlán (+22.2%), on its Tijuana, Mexico City, Phoenix, Dallas and Chihuahua routes.

■	Chihuahua (+10.0%), on its Guadalajara and Cancún routes.

■	Culiacán (+4.6%), on its Tijuana, San José del Cabo, Mexicali and Cancún routes.

	4Q19	4Q21	4Q22	%Var vs4Q19	%Var vs 4Q21	2019	2021	2022	%Var vs 2019	%Var vs 2021
Available Seats	8,050,523	7,118,561	8,478,381	5.3	19.1	31,189,588	24,618,267	30,871,950	(1.0)	25.4
Passenger Traffic:
Domestic	5,251,473	4,685,837	5,663,166	7.8	20.9	20,416,764	15,723,316	20,506,631	0.4	30.4
International	700,029	672,946	805,355	15.0	19.7	2,751,296	2,301,848	2,714,115	(1.4)	17.9
Total Passenger Traffic	5,951,502	5,358,783	6,468,521	8.7	20.7	23,168,060	18,025,164	23,220,746	0.2	28.8
Commercial Aviation (Regular and Charter)	5,909,850	5,316,655	6,430,243	8.8	20.9	22,999,049	17,867,259	23,069,727	0.3	29.1
General Aviation	41,652	42,128	38,278	(8.1)	(9.1)	169,011	157,905	151,019	(10.6)	(4.4)
Cargo Units	248,675	361,324	330,856	33.0	(8.4)	976,203	1,230,997	1,344,476	37.7	9.2
Workload Units	6,200,177	5,720,107	6,799,377	9.7	18.9	24,144,263	19,256,161	24,565,222	1.7	27.6
Flight Operations (Takeoffs and Landings):
Domestic	73,044	65,846	67,146	(8.1)	2.0	294,154	237,735	258,912	(12.0)	8.9
International	11,735	11,381	10,729	(8.6)	(5.7)	45,926	41,622	40,190	(12.5)	(3.4)
Total Flight Operations	84,779	77,227	77,875	(8.1)	0.8	340,080	279,357	299,102	(12.0)	7.1

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 93.5% as of December 31, 2022.

Freight Logistics Services

■	OMA Carga’s revenues increased by 20.0%, compared to 4Q21 due to an increase in handling of higher commercial value cargo in handling, storage and custody services related to ground and air import cargo. Total tonnage handled was 8,627 metric tons, 14.0% lower than 4Q21.

Hotel Services

■	The NH Collection Terminal 2 Hotel had a 81.5% occupancy rate, compared to 78.3% in 4Q21, with an 21.5% increase in the average room rate to Ps.2,850 per night.

■	Hilton Garden Inn had a 75.1% occupancy rate, compared to 60.1% in 4Q21, with a 10.1% increase in the average room rate to Ps.2,224 per night.

Industrial Services

■	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.19.4 million, an increase of 10.1% versus 4Q21. The increase is explained by a higher number of leased warehouses as compared to 4Q21. Construction of one warehouse with an area of 10,436 m2 started during the quarter.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 26.0% mainly due to an increase in passenger traffic, compared to 4Q21, as well as the increase in aeronautical tariffs during 1Q22.

(Ps. Thousands)	4Q21	4Q22	% Var	2021	2022	% Var
Domestic Passenger Charges	1,035,733	1,336,913	29.1	3,422,714	4,791,166	40.0
International Passenger Charges	323,764	375,387	15.9	1,169,292	1,375,479	17.6
Other Aeronautical Services, Regulated Leases and Access Rights	192,996	243,379	26.1	685,721	888,898	29.6
Aeronautical Revenues	1,552,492	1,955,680	26.0	5,277,728	7,055,543	33.7
Aeronautical Revenues/Passenger (Ps.)	289.7	302.3	4.4	292.8	303.8	3.8

Non-aeronautical revenues increased 26.0%.

Commercial revenues increased 34.6%. The line items with the largest increases were:

■	Parking, +46.4%, as a result of an increase in passenger traffic, as well as higher penetration in the Chihuahua, Monterrey and Culiacán airports.

■	Car Rentals, Restaurants and Retail, +58.3%, +27.8% and +22.5%, respectively, as a result of an increase in revenue share and the start of operations of new initiatives implemented.

■	VIP Lounges, +48.1%, as a result of the transition to a direct operation of the OMA Premium Lounges and an increase in number of users of these lounges.

(Ps. Thousands)	4Q21	4Q22	% Var	2021	2022	% Var
Commercial Activities:
Parking	66,458	97,275	46.4	217,728	340,095	56.2
Advertising	21,222	17,702	(16.6)	70,338	73,579	4.6
Retail	28,371	34,744	22.5	86,128	124,726	44.8
Duty Free	3,067	3,521	14.8	10,318	15,183	47.2
Restaurants	38,331	48,968	27.8	120,148	176,844	47.2
Car Rentals	39,915	63,193	58.3	142,651	205,019	43.7
Passenger Services	1,065	2,137	100.7	3,561	5,232	46.9
Time Shares & Hotel Promotion	3,776	4,422	17.1	13,557	16,960	25.1
Communications and Networks	4,531	4,649	2.6	18,137	16,350	(9.9)
VIP Lounges	15,512	22,966	48.1	49,381	80,933	63.9
Financial Services	2,252	3,128	38.9	8,355	13,013	55.8
Other Services	10,046	12,913	28.5	39,275	43,970	12.0
Total Revenues from Commercial Activities	234,547	315,619	34.6	779,577	1,111,903	42.6

Diversification revenues increased 24.1%, mainly due to higher revenues from Hotel Services and OMA Carga.

(Ps. Thousands)	4Q21	4Q22	% Var	2021	2022	% Var
Diversification Activities:
Hotel Services	72,646	92,132	26.8	221,728	325,495	46.8
OMA Carga (Freight Logistics Service)	63,036	75,621	20.0	257,210	329,793	28.2
Real Estate Services	5,996	6,980	16.4	19,721	26,364	33.7
Industrial Services	17,585	19,369	10.1	63,737	73,760	15.7
Other Services	1,437	5,302	269.0	6,889	10,858	57.6
Total Revenues from Diversification Activities	160,700	199,405	24.1	569,285	766,270	34.6
Complementary Activities:
Checked Baggage Screening	43,942	54,066	23.0	150,238	198,336	32.0
Other Leases	28,809	25,199	(12.5)	122,639	118,851	(3.1)
Access Rights	8,041	7,044	(12.4)	21,316	24,892	16.8
Other Services	2,803	2,197	(21.6)	10,324	9,551	(7.5)
Total Revenues from Complementary Activities	83,595	88,506	5.9	304,517	351,629	15.5
Non-Aeronautical Revenues	478,842	603,530	26.0	1,653,379	2,229,802	34.9
Non-Aeronautical Revenues/Passenger (Ps.)	89.4	93.3	4.4	91.7	96.0	4.7

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

(Ps. Thousands)	4Q21	4Q22	% Var	2021	2022	% Var
Aeronautical Revenues	1,552,492	1,955,680	26.0	5,277,728	7,055,543	33.7
Non-Aeronautical Revenues	478,842	603,530	26.0	1,653,379	2,229,802	34.9
Aeronautical + Non-Aeronautical Revenues	2,031,334	2,559,210	26.0	6,931,107	9,285,345	34.0
Construction Revenues	648,432	1,106,348	70.6	1,788,903	2,649,423	48.1
Total Revenues	2,679,766	3,665,558	36.8	8,720,010	11,934,768	36.9
Aeronautical Revenues + Non-Aeronautical Revenues / Passenger (Ps.)	379.1	395.6	4.4	384.5	399.9	4.0

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 15.9%, mainly due to higher payroll costs, contracted services, and insurance.

(Ps. Thousands)	4Q21	4Q22	% Var	2021	2022	% Var
Payroll	146,517	195,475	33.4	537,278	667,580	24.3
Contracted Services (Security, Cleaning and Professional Services)	59,011	65,536	11.1	247,266	252,249	2.0
Minor Maintenance	42,605	42,965	0.8	138,773	140,792	1.5
Basic Services (Electricity, Water, Telephone)	22,166	20,607	(7.0)	80,127	84,633	5.6
Materials and Supplies	10,085	8,217	(18.5)	34,258	41,188	20.2
Insurance and Bonding	8,152	11,537	41.5	35,663	34,271	(3.9)
Other costs and expenses	49,095	46,886	(4.5)	163,187	180,232	10.4
Cost of Airport Services + G&A	337,631	391,223	15.9	1,236,552	1,400,946	13.3
Cost of Hotel Services	38,776	58,000	49.6	124,961	181,673	45.4
Cost of Industrial Park Services	1,527	2,042	33.7	7,135	8,619	20.8
Subtotal (Cost of Services + G&A)	377,935	451,265	19.4	1,368,649	1,591,238	16.3
Subtotal (Cost of Services + G&A) / Passenger (Ps.)	70.5	69.8	(1.1)	75.9	68.5	(9.8)

The major maintenance provision was Ps.42 million. The outstanding balance of the maintenance provision as of December 31, 2022 was Ps.1,991 million.

The airport concession tax was Ps.118 million and the technical assistance fee was Ps.52 million.

Total operating costs and expenses increased 36.5%.

(Ps. Thousands)	4Q21	4Q22	% Var	2021	2022	% Var
Cost of Services	227,478	264,229	16.2	782,107	923,638	18.1
Administrative Expenses (G&A)	150,457	187,036	24.3	586,542	667,600	13.8
Subtotal (Cost of Services + G&A)	377,935	451,265	19.4	1,368,649	1,591,238	16.3
Major Maintenance Provision	117,863	41,786	(64.5)	512,653	472,077	(7.9)
Construction Cost	648,432	1,106,348	70.6	1,788,903	2,649,423	48.1
Concession Taxes	92,318	117,718	27.5	319,906	428,717	34.0
Technical Assistance Fee	40,729	51,610	26.7	133,558	177,667	33.0
Depreciation & Amortization	127,699	147,917	15.8	487,230	551,200	13.1
Other (Income) Expense - Net	(606)	(1)	(99.8)	(1,278)	(40)	(96.9)
Total Operating Costs and Expenses	1,404,370	1,916,643	36.5	4,609,621	5,870,282	27.3

Operating Income and Adjusted EBITDA

Operating Income was Ps.1,749 million, with an operating margin of 47.7%.

Adjusted EBITDA was Ps.1,939 million, with a margin of 75.8%.

(Ps. Thousands)	4Q21	4Q22	% Var	2021	2022	% Var
Consolidated Net Income	1,015,553	1,135,022	11.8	2,863,630	3,917,305	36.8
- Financing (Expense) Income	(29,638)	(204,653)	590.5	(274,580)	(771,661)	181.0
+ Income Taxes	230,205	409,240	77.8	972,179	1,375,520	41.5
Operating Income	1,275,396	1,748,915	37.1	4,110,389	6,064,486	47.5
Operating Margin (%)	47.6%	47.7%		47.1%	50.8%
+ Depreciation and Amortization	127,699	147,917	15.8	487,230	551,200	13.1
EBITDA	1,403,095	1,896,832	35.2	4,597,619	6,615,686	43.9
EBITDA Margin (%)	52.4%	51.7%		52.7%	55.4%
- Construction Revenue	648,432	1,106,348	70.6	1,788,903	2,649,423	48.1
+ Construction Cost	648,432	1,106,348	70.6	1,788,903	2,649,423	48.1
+ Major Maintenance Provision	117,863	41,786	(64.5)	512,653	472,077	(7.9)
Adjusted EBITDA	1,520,958	1,938,618	27.5	5,110,272	7,087,763	38.7
Adjusted EBITDA Margin: Adjusted EBITDA/(Aeronautical Revenue + Non-Aeronautical Revenue) (%)	74.9%	75.8%		73.7%	76.3%

Financing Income and Net Income

Financing Expense was Ps.205 million, compared to Ps.30 million during 4Q21. The increase was mainly due to a higher interest expense as a result of a higher level of indebtedness and an increase in financing costs; and an exchange loss compared to an exchange gain in 4Q21.

(Ps. thousand)	4Q21	4Q22	% Var	2021	2022	% Var
Interest Income	49,535	55,529	12.1	129,479	171,312	32.3
Interest (Expense)	(142,783)	(256,523)	79.7	(516,676)	(934,102)	80.8
Exchange Gain (Loss), net	63,610	(3,659)	n.a.	112,617	(8,871)	n.a.
Total Financing Expense	(29,638)	(204,653)	590.5	(274,580)	(771,661)	181.0

Consolidated net income in the quarter was Ps.1,135 million, an increase of 11.8%.

Earnings per share, based on net income of the controlling interest was Ps.2.93, and earnings per ADS was US$1.20. Each ADS represents eight Series B shares.

(Ps. thousand)	4Q21	4Q22	% Var	2021	2022	% Var
Consolidated Net Income	1,015,553	1,135,022	11.8	2,863,630	3,917,305	36.8
Net income margin %	37.9%	31.0%		32.8%	32.8%
Non-controlling interest	2,556	5,110	99.9	6,365	16,338	156.7
Net income of controlling Interet	1,012,997	1,129,912	11.5	2,857,265	3,900,967	36.5
Earnings per Share, Ps.	2.62	2.93	11.5	7.35	10.10	37.4
Earnings per ADS, US$	1.03	1.20	17.2	2.87	4.15	44.4

MDP and Strategic Investments

In 4Q22, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.1,224 million, comprised of Ps.1,106 million in improvements to concessioned assets, Ps.64 million in major maintenance, Ps.51 million in strategic investments and Ps.3 million in other concepts.

The most important investment expenditures included:

Airport	Project	Status
MDP Investments
Chihuahua	Major rehabilitation of taxiway and commercial platform	Started
Tampico	Minor rehabilitation of platform and mayor rehabilitation of taxiway	Started
Zihuatanejo	Minor rehabilitation of taxiway	Started
Durango	Major rehabilitation of taxiway	In Process
Durango	Remodeling and expansion of terminal building	In Process
Monterrey	Installation of baggage screening equipment	In Process
Culiacán	Expansion of terminal building	In Process
Culiacán	Minor rehabilitation of runway and major rehabilitation of platform	In Process
San Luis Potosí	Major rehabilitation of taxiway	In Process
Durango	Major rehabilitation of runway	In Process
Mazatlán	Terminal building reconfiguration	In Process
Ciudad Juárez	Rehabilitation of commercial aviation platform	In Process
Ciudad Juárez	Remodeling and expansion of terminal building	In Process
Monterrey	Platforms reconfiguration	In Process
Monterrey	Expansion of Terminal C (Wing 1)	In Process
Monterrey	Expansion of public area in Terminal A - first phase	In Process
Zihuatanejo	Modernization of terminal building	In Process
Zacatecas	Rehabilitation of commercial aviation platform	Finished

Strategic Investments
Monterrey	Industrial park - Construction of industrial warehouse	Started
Monterrey	Expansion of OMA Carga bonded warehouse - Ground Cargo	In Process
4 Airports	Construction of OMA Premium Lounges in Durango, Reynosa, Tampico and Zihuatanejo	In Process
5 Airports	Remodeling of OMA Premium Lounges in Monterrey (Terminal A and Terminal C), Culiacán, Acapulco, Mazatlán and San Luis Potosí	In Process
Hotel	Remodeling of NH Collection Terminal 2 Hotel	In Process
Monterrey	Design and construction of parking	In Process
Monterrey	Industrial park - Construction of industrial warehouse	In Process
Monterrey	Industrial park - Tenant improvements to industrial warehouse	In Process
Ciudad Juárez	Construction of OMA Premium Lounges	Finished

Indebtedness

(Ps. Thousands)	Scheduled Maturity	Interest Rate	December 31, 2021	December 31, 2022
Short Term Debt
Credit Lines payable at maturity in June 2022; Ps. 2,700 mm	June 2022	TIIE + 99.6 bp	2,700,000	—
Subsidiaries capitalization and financing of working capital	Bullet
Credit Lines payable at maturity in June 2023; Ps. 1,200 mm	June 2023	TIIE + 86.7 bp	—	1,200,000
Subsidiaries capitalization and financing of working capital	Bullet
Total Short-Term Debt			2,700,000	1,200,000
Long-Term Debt
10-yr Bond, Ps. 1,500 mm: OMA13	March 2023	6.47%	1,500,000	1,500,000
Finance CAPEX and Refinance Debt	Bullet
5-yr Bond, Ps. 1,000 mm: OMA21V	April 2026	TIIE 28 + 75 bp	1,000,000	1,000,000
Green investments established on OMA’s Green Bond Framework	Bullet
7-yr Bond, Ps. 2,500 mm: OMA21-2	April 2028	7.83%	2,500,000	2,500,000
Refinance Debt	Bullet
5-yr Bond, Ps. 1,700 mm: OMA22L	March 2027	TIIE 28 + 14 bp	—	1,700,000
Prepayment of Short-Term Loans	Bullet
7-yr Bond, Ps. 2,300 mm: OMA22-2L	March 2029	9.35%	—	2,300,000
Finance CAPEX, Prepayment of Short-Term Loans and Corporate Uses	Bullet
Subtotal Long-Term Debt			5,000,000	9,000,000
Less: Current Portion of Long-Term Debt			—	(1,500,000)
Less: Commissions and Financing Expenses			(3,378)	(15,664)
Total Long-Term Debt			4,996,622	7,484,336
Plus: Financial leases			224,736	208,205
Plus: Current Portion of Long-Term Debt			—	1,500,000
Plus: Bank Debt			2,700,000	1,200,000
Total Debt + Financial leases			7,921,358	10,392,541
Mexican peso denominated debt			100.0%	100.0%
U.S. dollar denominated debt			0.0%	0.0%
Net Debt (Includes financial leases)			1,934,194	7,056,121
Net Debt / Last Twelve Months Adjusted EBITDA (x)			0.38	1.00

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 4Q22, cash flows from operating activities generated cash of Ps.1,564 million.

Investing activities used cash for Ps.1,297 million in the fourth quarter. Financing activities reflect mainly the inflows received from short-term loan agreements, resulting in a net cash inflow of Ps.998 million.

The net increase in cash resulting from operating, investing and financing activities in 4Q22 was Ps.1,266 million. This, combined with the negative effect of changes in the value of cash of Ps.2.0 million, resulted in a Cash and Cash Equivalents balance as of December 31, 2022 of Ps.3,336 million.

	From October 1 to December 31,			From January 1 to December 31,
(Ps. Thousands)	2021	2022	%Var	2021	2022	%Var
Income Before Taxes	1,245,758	1,544,262	24.0	3,835,809	5,292,825	38.0
Items not affecting Operating Activities, net	302,950	398,082	31.4	1,301,290	1,796,284	38.0
Changes in operational assets and liabilities, net	(335,022)	(378,209)	12.9	(690,254)	(2,103,773)	204.8
Net Flow from Operating Activities	1,213,686	1,564,135	28.9	4,446,845	4,985,336	12.1
Net Flow from Investing Activities	(557,881)	(1,296,710)	132.4	(1,794,892)	(2,754,759)	53.5
Net Flow from Financing Activities	613,255	998,459	62.8	292,269	(4,875,774)	n.a.
Net Increase (Reduction) in Cash and Cash Equivalents	1,269,060	1,265,883	(0.3)	2,944,222	(2,645,197)	n.a.
Effect of Change for Fair Value of Cash and Equivalents	34,322	(1,969)	n.a.	84,138	(5,547)	n.a.
Cash and Equivalents at Beginning of Period	4,683,782	2,072,506	(55.8)	2,958,804	5,987,164	102.4
Cash and Equivalents at End of Period	5,987,164	3,336,420	(44.3)	5,987,164	3,336,420	(44.3)

Relevant Events

OMA announces payment date for Ps. 1,450 million dividend. On February 16, 2023, OMA announced that in accordance with the resolutions adopted by its General Ordinary Shareholders’ Meeting, held on February 13, 2023 with regards to the approval of a cash dividend of up to Ps.1,450 million, the Board of Directors with the power delegated by the Shareholders’ Meeting, has determined the payment of a cash dividend of Ps.1,450 million with payment date on March 2, 2023.

OMA is included in 2023 Bloomberg Gender-Equality Index. On January 31, 2023, OMA was recognized, for the second consecutive year, as one of the 12 Mexican companies to be included in the 2023 Bloomberg Gender-Equality Index. This reference index measures gender equality across five pillars: leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, anti sexual-harassment policies, and external brand.

Obtaining of short-term loans. On December 26, 2022, OMA announced that it obtained short-term loans for an aggregate amount of Ps.1,200 million with HSBC México, Banco Nacional de México and Banco Santander México. Proceeds were used to capitalize the group’s subsidiaries, for working capital and to strengthen the company’s liquidity.

Closing of Sale of OMA Shares between Fintech Advisory and VINCI Airports. On December 7, 2022, OMA announced, following its press release (evento relevante) dated July 31, 2022, that Fintech Advisory Inc. (“Fintech”) made a public filing pursuant to the Securities Laws in the United States of America, in which it disclosed the closing of the indirect sale by several of its affiliates, of 29.99% of the shares of OMA, to a subsidiary of VINCI Airports SAS.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Passenger Traffic
(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	4Q21	4Q22	% Var	2021	2022	% Var
Acapulco	190,891	220,543	15.5	670,239	838,991	25.2
Ciudad Juárez	446,491	549,370	23.0	1,499,841	2,004,524	33.6
Culiacán	557,843	656,954	17.8	1,970,211	2,426,003	23.1
Chihuahua	401,931	481,275	19.7	1,363,937	1,727,006	26.6
Durango	127,542	121,886	(4.4)	446,030	485,524	8.9
Mazatlán	338,543	390,427	15.3	1,106,071	1,450,944	31.2
Monterrey	2,499,697	3,161,462	26.5	8,269,834	10,943,186	32.3
Reynosa	121,507	132,260	8.8	425,918	518,051	21.6
San Luis Potosí	159,565	168,032	5.3	528,625	633,364	19.8
Tampico	115,749	137,757	19.0	397,191	495,602	24.8
Torreón	160,415	182,017	13.5	537,161	670,245	24.8
Zacatecas	105,534	113,365	7.4	375,930	433,952	15.4
Zihuatanejo	133,075	153,173	15.1	434,176	593,354	36.7
Total	5,358,783	6,468,521	20.7	18,025,164	23,220,746	28.8
Domestic Passengers	4Q21	4Q22	% Var	2021	2022	% Var
Acapulco	176,643	206,132	16.7	623,763	773,846	24.1
Ciudad Juárez	442,801	547,880	23.7	1,487,306	1,997,985	34.3
Culiacán	544,645	648,446	19.1	1,920,194	2,392,946	24.6
Chihuahua	366,253	447,133	22.1	1,233,690	1,593,272	29.1
Durango	101,876	93,792	(7.9)	350,643	382,302	9.0
Mazatlán	270,166	288,168	6.7	934,309	1,152,660	23.4
Monterrey	2,137,892	2,725,372	27.5	6,975,309	9,545,231	36.8
Reynosa	118,886	131,420	10.5	417,215	511,535	22.6
San Luis Potosí	109,313	110,597	1.2	361,079	418,556	15.9
Tampico	104,043	123,419	18.6	355,991	444,786	24.9
Torreón	143,662	165,326	15.1	475,512	606,909	27.6
Zacatecas	69,895	71,586	2.4	247,746	278,868	12.6
Zihuatanejo	99,762	103,895	4.1	340,559	407,735	19.7
Total	4,685,837	5,663,166	20.9	15,723,316	20,506,631	30.4
International Passengers	4Q21	4Q22	% Var	2021	2022	% Var
Acapulco	14,248	14,411	1.1	46,476	65,145	40.2
Ciudad Juárez	3,690	1,490	(59.6)	12,535	6,539	(47.8)
Culiacán	13,198	8,508	(35.5)	50,017	33,057	(33.9)
Chihuahua	35,678	34,142	(4.3)	130,247	133,734	2.7
Durango	25,666	28,094	9.5	95,387	103,222	8.2
Mazatlán	68,377	102,259	49.6	171,762	298,284	73.7
Monterrey	361,805	436,090	20.5	1,294,525	1,397,955	8.0
Reynosa	2,621	840	(68.0)	8,703	6,516	(25.1)
San Luis Potosí	50,252	57,435	14.3	167,546	214,808	28.2
Tampico	11,706	14,338	22.5	41,200	50,816	23.3
Torreón	16,753	16,691	(0.4)	61,649	63,336	2.7
Zacatecas	35,639	41,779	17.2	128,184	155,084	21.0
Zihuatanejo	33,313	49,278	47.9	93,617	185,619	98.3
Total	672,946	805,355	19.7	2,301,848	2,714,115	17.9

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet
(Thousands of Pesos)

	December 31,	December 31,	% Var
	2021	2022	Dec22/Dec21
Assets
Current Assets
Cash and Cash Equivalents	5,987,164	3,336,420	(44.3)
Trade Accounts Receivable - Net	1,085,670	1,266,110	16.6
Trade Accounts Receivable from Related Parties	223,498	9,602	(95.7)
Recoverable Taxes	275,600	259,118	(6.0)
Advances to Contractors	162,165	672,588	314.8
Other Current Assets	42,333	49,639	17.3
Total Current Assets	7,776,430	5,593,477	(28.1)

Land, Buildings, Machinery and Equipment - Net	2,724,296	2,566,095	(5.8)
Investments in Airport Concessions - Net	11,680,684	13,940,366	19.3
Rights of use of leased assets, net	197,131	165,004	(16.3)
Other Assets - Net	46,196	48,127	4.2
Deferred Taxes	464,404	756,909	63.0
Total Assets	22,889,141	23,069,978	0.8

Liabilities and Stockholder’s Equity
Current Liabilities
Bank Debt	2,700,000	1,200,000	n.a.
Current Portion of Long-Term Debt	—	1,500,000	n.a.
Current Portion of Major Maintenance Provision	692,788	949,197	37.0
Current Portion of Financial Leases	29,332	33,446	14.0
Trade Accounts Payable	213,207	332,287	55.9
Taxes and Accrued Expenses	997,854	957,609	(4.0)
Accounts Payable to Related Parties	269,249	286,479	6.4
Total Current Liabilities	4,902,430	5,259,018	7.3

Long-Term Debt	4,996,622	7,484,336	49.8
Guarantee Deposits	342,120	377,576	10.4
Employee Benefits	129,199	121,477	(6.0)
Major Maintenance Provision	1,048,945	1,041,521	(0.7)
Financial Leases	195,404	174,759	(10.6)
Deferred Taxes	36,189	56,671	56.6
Total liabilities	11,650,909	14,515,358	24.6

Common Stock	297,782	297,782	—
Additional paid-in capital	29,786	29,786	—
Retained Earnings	9,702,141	6,528,698	(32.7)
Share Repurchase Reserve	1,028,188	1,500,000	45.9
Labor Obligations	(1,936)	12,945	n.a.
Non-Controlling Interest	182,271	185,409	1.7
Stockholders’ Equity	11,238,232	8,554,620	(23.9)
Total Liabilities and Stockholder’s Equity	22,889,141	23,069,978	0.8

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Comprehensive Income
(Thousands of Pesos)

	4Q21	4Q22	% Var	2021	2022	% Var
Revenues
Aeronautical Revenues	1,552,492	1,955,680	26.0	5,277,728	7,055,543	33.7
Non-Aeronautical Revenues	478,842	603,530	26.0	1,653,379	2,229,802	34.9
Aeronautical Revenues + Non-Aeronautical Revenues	2,031,334	2,559,210	26.0	6,931,107	9,285,345	34.0
Construction Revenues	648,432	1,106,348	70.6	1,788,903	2,649,423	48.1
Total Revenues	2,679,766	3,665,558	36.8	8,720,010	11,934,768	36.9
Operating Costs
Cost of Services	227,478	264,229	16.2	782,107	923,638	18.1
Administrative Expenses	150,457	187,036	24.3	586,542	667,600	13.8
Major Maintenance Provision	117,863	41,786	(64.5)	512,653	472,077	(7.9)
Construction Costs	648,432	1,106,348	70.6	1,788,903	2,649,423	48.1
Concession Taxes	92,318	117,718	27.5	319,906	428,717	34.0
Technical Assistance Fee	40,729	51,610	26.7	133,558	177,667	33.0
Depreciation and Amortization	127,699	147,917	15.8	487,230	551,200	13.1
Other expenses (Revenues) - Net	(606)	(1)	(99.8)	(1,278)	(40)	(96.9)
Total Operating Costs and Expenses	1,404,370	1,916,643	36.5	4,609,621	5,870,282	27.3
Operating Income	1,275,396	1,748,915	37.1	4,110,389	6,064,486	47.5
Operating Margin (%)	47.6%	47.7%		47.1%	50.8%
Financing (Expense) Income:
Interest Income	49,535	55,529	12.1	129,479	171,312	32.3
Interest (Expense)	(142,783)	(256,523)	79.7	(516,676)	(934,102)	80.8
Exchange Gain (Loss) - Net	63,610	(3,659)	n.a.	112,617	(8,871)	n.a.
Total Financing (Expense) Income	(29,638)	(204,653)	590.5	(274,580)	(771,661)	181.0
Income before Taxes	1,245,758	1,544,262	24.0	3,835,809	5,292,825	38.0
Taxes - Cash	383,442	401,486	4.7	1,217,749	1,653,920	35.8
Taxes - Deferred	(153,237)	7,754	n.a.	(245,570)	(278,400)	13.4
Income Tax	230,205	409,240	77.8	972,179	1,375,520	41.5
Consolidated Net Income	1,015,553	1,135,022	11.8	2,863,630	3,917,305	36.8
Other Comprehensive Income:
Actuarial Gains (Losses)	4,281	21,258	397	4,281	21,258	397
Deferred Tax Effect	(1,284)	(6,377)	397	(1,284)	(6,377)	397
Consolidated Comprehensive Income	1,018,550	1,149,903	12.9	2,866,627	3,932,186	37.2
Consolidated Net Income attributable to:
Non-Controlling Interest	2,556	5,110	99.9	6,365	16,338	156.7
Controlling Interest	1,012,997	1,129,912	11.5	2,857,265	3,900,967	36.5
Consolidated Comprehensive Income attributable to:
Non-Controlling Interest	2,556	5,110	99.9	6,365	16,338	156.7
Controlling Interest	1,015,994	1,144,793	12.7	2,860,262	3,915,848	36.9
Weighted Average Shares Outstanding	386,169,425	386,169,425		388,634,783	386,169,425
EPS (Ps.)	2.62	2.93	11.5	7.35	10.10	37.4
EPADS (US$)	1.03	1.20	17.2	2.87	4.15	44.4
EBITDA	1,403,095	1,896,832	35.2	4,597,619	6,615,686	43.9
EBITDA Margin (%)	52.4%	51.7%		52.7%	55.4%
Adjusted EBITDA	1,520,958	1,938,618	27.5	5,110,272	7,087,763	38.7
Adjusted EBITDA Margin (%)	74.9%	75.8%		73.7%	76.3%

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement
(Thousands of Pesos)

	From October 1 to December 31,			From January 1 to December 31,
	2021	2022	% Var.	2021	2022	% Var.
Operating Activities
Income Before Taxes	1,245,758	1,544,262	24.0	3,835,809	5,292,825	38.0
Depreciation and Amortization	127,699	147,916	15.8	487,230	551,200	13.1
Major Maintenance Provision	117,863	41,786	(64.5)	512,653	472,077	(7.9)
Doubtful Accounts Provision	(461)	3,025	n.a.	645	4,711	630.0
(Profit) / Loss on Sales of Machinery and Equipment - Net	(607)	(2)	(99.7)	(1,520)	(40)	(97.3)
Interest Income	(49,535)	(55,529)	12.1	(129,479)	(171,312)	32.3
Items in Results Related to Financing Activities
Present Value of Major Maintenance Provision	36,192	46,983	29.8	114,137	174,870	53.2
Interest Expense	106,591	209,540	96.6	402,538	759,232	88.6
Exchange Fluctuation	(34,793)	4,362	n.a.	(84,916)	5,546	n.a.
	1,548,708	1,942,344	25.4	5,137,099	7,089,109	38.0
Changes in:
Trade Accounts Receivable - Net	(80,494)	(67,136)	(16.6)	(252,672)	(185,151)	(26.7)
Recoverable Taxes	(76,681)	(14,032)	(81.7)	266,765	16,482	(93.8)
Other Accounts Receivable	11,426	(191,347)	n.a.	14,175	(215,714)	n.a.
Accounts Payable	8,095	255,675	3,058.4	(32,374)	126,296	n.a.
Taxes and Accrued Expenses	5,809	(41,583)	n.a.	(98,515)	27,868	n.a.
Taxes Paid	(141,277)	(324,218)	129.5	(491,542)	(1,721,967)	250.3
Accounts Payable to Related Parties	(928)	58,789	n.a.	97,780	197,383	101.9
Major Maintenance Payments	(71,023)	(63,921)	(10.0)	(203,042)	(397,962)	96.0
Other Long-Term Liabilities	10,051	9,564	(4.8)	9,172	48,992	434.1
Net Flow from Operating Activities	1,213,686	1,564,135	28.9	4,446,845	4,985,336	12.1
Investment Activities
Acquisition of Property, Plant and Equipment	(28,229)	(132,838)	370.6	(101,333)	(236,468)	133.4
Investment in Airport Concessions	(579,793)	(1,212,203)	109.1	(1,824,557)	(2,669,018)	46.3
Other Long-Term Assets	—	(7,200)	n.a.	—	(20,625)	n.a.
Proceeds from Sale of Land, Machinery and Equipment	607	2	(99.7)	1,520	40	(97.3)
Interest income	49,535	55,529	12.1	129,479	171,312	32.3
Net Flow from Investing Activities	(557,881)	(1,296,710)	132.4	(1,794,892)	(2,754,759)	53.5

Cash Flow before Financing Activities	655,805	267,424	(59.2)	2,651,953	2,230,578	(15.9)
Financing Activities
Repurchase of Shares	—	—	n.a.	(474,852)	—	(100.0)
Debt Issuance	—	—	n.a.	3,500,000	4,000,000	14.3
Debt Issue - Paid	—	—	n.a.	(3,000,000)	—	(100.0)
Debt Issuance Expenses	—	(3,716)	n.a.	(12,859)	(14,076)	9.5
Related-party Loans - Received	—	24,500	n.a.	—	39,200	n.a.
Related-party Loans - Paid	—	—	n.a.	(7,350)	—	(100.0)
Bank Loans - Received	2,700,000	1,200,000	(55.6)	2,700,000	1,200,000	(55.6)
Bank Loans - Paid	—	—	n.a.	(13,967)	(2,700,000)	19,231.3
Interest Expense	(94,182)	(208,730)	121.6	(364,324)	(731,915)	100.9
Dividends Paid	(1,979,790)	—	(100.0)	(1,979,790)	(6,615,798)	234.2
Payment of Financial Leases	(12,772)	(13,595)	6.4	(54,589)	(53,185)	(2.6)
Net Cash Flow from Financing Activities	613,255	998,459	63	292,269	(4,875,774)	n.a.

Net Increase (Reduction) in Cash and Cash Equivalents	1,269,060	1,265,883	(0)	2,944,222	(2,645,197)	n.a.
Effects of changes in the value of cash	34,322	(1,969)	n.a.	84,138	(5,547)	n.a.
Cash and Equivalents at Beginning of Period	4,683,782	2,072,506	(55.8)	2,958,804	5,987,164	102.4
Cash and Equivalents at End of Period	5,987,164	3,336,420	(44.3)	5,987,164	3,336,420	(44.3)

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders’ Equity
As of December 31, 2021 (Thousand Pesos)

			Additional		Share		Non-	Total
	Number of	Capital stock	Paid-In	Retained	Repurchase	Labor	Controlling	Stockholder’s
	Shares	Nominal	Capital	Earnings	Reserve	Obligations	Interest	Equity
Balance as of December 31, 2020	390,111,556	300,822	29,786	8,824,666	1,500,000	(4,933)	175,906	10,826,247

Reissuance (Repurchase) of Shares - Net	(3,942,131)	(3,040)	—	—	(471,812)	—	—	(474,852)
Dividends Paid	—	—	—	(1,979,790)	—	—	—	(1,979,790)
Comprehensive Income (Loss)	—	—	—	2,857,265	—	2,997	6,365	2,866,627

Balance as of December 31, 2021	386,169,425	297,782	29,786	9,702,141	1,028,188	(1,936)	182,271	11,238,232

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
As of December 31, 2022 (Thousand Pesos)

			Additional		Share		Non-	Total
	Number of	Capital stock	Paid-in	Retained	Repurchase	Labor	Controlling	Stockholder’s
	Shares	Nominal	Capital	Earnings	Reserve	Obligations	Interest	Equity
Balance as of December 31, 2021	386,169,425	297,782	29,786	9,702,141	1,028,188	(1,936)	182,271	11,238,232

Dividends Paid	—	—	—	(6,602,598)	—	—	(13,200)	(6,615,798)
Increase in the Share Repurchase Reserve	—	—	—	(471,812)	471,812	—	—	—
Comprehensive Income (Loss)	—	—	—	3,900,967	—	14,881	16,338	3,932,186

Balance as of December 30, 2022	386,169,425	297,782	29,786	6,528,698	1,500,000	12,945	185,409	8,554,620

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport
(Thousands of Pesos)

Monterrey	4Q21	4Q22	2021	2022	Culiacán	4Q21	4Q22	2021	2022
Total Revenues	1,200,742	1,748,808	3,831,881	5,256,440	Total Revenues	205,708	237,061	722,328	949,713
Aeronautical Revenues	704,187	920,044	2,371,178	3,142,470	Aeronautical Revenues	158,023	200,387	573,506	754,160
Non- Aeronatical Revenues	154,936	184,890	551,744	699,763	Non- Aeronatical Revenues	14,389	18,228	57,560	67,591
Construction Revenues	341,619	643,875	908,960	1,414,207	Construction Revenues	33,296	18,446	91,262	127,961
Income from Operations	101,590	543,942	505,075	1,337,766	Income from Operations	26,637	97,467	109,181	284,813
EBITDA	138,272	591,594	647,228	1,506,361	EBITDA	32,302	103,625	131,623	308,987

Chihuahua					Ciudad Juárez
Total Revenues	159,994	185,060	531,015	712,122	Total Revenues	202,711	339,868	604,888	866,402
Aeronautical Revenues	126,351	151,749	419,027	546,445	Aeronautical Revenues	125,259	158,396	403,208	568,204
Non- Aeronatical Revenues	12,636	16,238	48,531	56,993	Non- Aeronatical Revenues	8,974	11,812	36,148	39,277
Construction Revenues	21,007	17,073	63,457	108,683	Construction Revenues	68,478	169,660	165,532	258,922
Income from Operations	27,114	34,872	79,272	210,624	Income from Operations	18,145	78,960	74,111	212,342
EBITDA	33,738	41,673	105,656	237,267	EBITDA	22,202	83,596	89,312	230,449

Mazatlán					Acapulco
Total Revenues	125,629	199,818	408,996	672,761	Total Revenues	79,896	101,037	273,969	390,219
Aeronautical Revenues	96,722	126,561	317,004	472,741	Aeronautical Revenues	53,292	69,100	196,631	275,301
Non- Aeronatical Revenues	12,490	16,153	46,368	57,766	Non- Aeronatical Revenues	8,111	9,367	33,250	38,444
Construction Revenues	16,417	57,104	45,625	142,254	Construction Revenues	18,493	22,570	44,088	76,474
Income from Operations	12,166	65,742	57,048	182,543	Income from Operations	10,604	33,356	41,483	106,615
EBITDA	17,003	71,112	76,302	203,542	EBITDA	22,092	45,179	87,177	153,374

Zihuatanejo					Other six airports
Total Revenues	86,493	90,810	289,102	342,865	Total Revenues	402,193	471,562	1,388,402	1,696,505
Aeronautical Revenues	40,022	52,230	137,018	219,411	Aeronautical Revenues	263,660	296,838	908,942	1,148,216
Non- Aeronatical Revenues	5,534	5,581	22,127	25,255	Non- Aeronatical Revenues	29,142	31,362	124,514	124,736
Construction Revenues	40,937	32,999	129,957	98,199	Construction Revenues	109,392	143,362	354,946	423,553
Income from Operations	11,578	24,219	26,664	85,484	Income from Operations	47,139	202,789	166,506	440,596
EBITDA	16,805	29,628	46,721	106,971	EBITDA	70,446	228,851	252,524	539,564

Consorcio Grupo Hotelero T2 (1)					Consorcio Hotelero Aeropuerto Monterrey (1)
Revenues	56,610	72,049	173,180	239,186	Revenues	18,363	25,639	52,900	94,153
Income from Operations	14,023	15,461	35,708	66,884	Income from Operations	4,398	5,394	5,789	24,652
EBITDA	26,532	30,706	77,762	112,531	EBITDA	7,246	8,271	17,326	36,410

OMA VYNMSA Aero Industrial Park
Revenues	18,752	23,801	68,294	81,863	(1) Includes results of other equity-method subsidiaries
Income from Operations	9,624	13,564	31,222	41,608
EBITDA	16,999	21,499	60,271	72,303

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior of 2021. The exchange rates used to convert foreign currency amounts were Ps.20.4672 as of December 31, 2021 and Ps.19.4715 as of December 31, 2022.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

Company	Name	Company	Name

Actinver Casa de Bolsa	Ramón Ortiz	HSBC	Cenk Orçan

Bank of America Merrill Lynch	Alan Macías	Intercam Casa de Bolsa	Alejandra Marcos

Banorte-IXE	José Espitia	Insight Investment Research	Robert Crimes

Barclays Bank PLC	Pablo Monsiváis	J.P. Morgan	Guilherme Mendes

BBVA Bancomer	Montserrat Araujo	Morgan Stanley	Josh Milberg

Bradesco BBI	Rodolfo Ramos	Santander	Giovanni Bisogno

Citigroup	Stephen Trent	Scotiabank	Francisco Suárez

Goldman Sachs	Bruno Armorim	Signum Research	Lucía Tamez

Grupo Bursátil Mexicano (GBM)	Javier Gayol	UBS Brasil CCTVM	Alberto Valerio

Vector	Marco Montañez	BTG Pactual	Lucas Marquiori

Monex	José Solano	ITAÚ BBA	Alejandro Fuchs

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,100 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety and security measures. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero
●	Twitter http://twitter.com/OMAeropuertos
●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated February 16, 2023